Exhibit 12

CARNIVAL CORPORATION & PLC
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Years Ended November 30,

	2007		2006		2005		2004		2003

Net income	$2,408		$2,279		$2,253		$1,809		$1,187
Income tax expense, net	16		39		72		47		29

Income before income taxes	2,424		2,318		2,325		1,856		1,216

Fixed charges
Interest expense, net	367		312		330		284		195
Interest portion of rent expense (a)	15		16		17		17		16
Capitalized interest	44		37		21		26		49

Total fixed charges	426		365		368		327		260

Fixed charges not affecting earnings:
Capitalized interest	(44)		(37)		(21)		(26)		(49)

Earnings before fixed charges	$2,806		$2,646		$2,672		$2,157		$1,427

Ratio of earnings to fixed charges	6.6	x	7.2	x	7.3	x	6.6	x	5.5	x

(a) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.

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